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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                             Prime Hospitality Corp.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741917108
                           --------------------------
                                 (CUSIP Number)


                                A. F. Petrocelli
                            c/o United Capital Corp.
                                  9 Park Place
                           Great Neck, New York 11021
           ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              William H. Gump, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 April 13, 2000
           ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]

--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 741917108                   13D                     Page 2 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           A. F. Petrocelli

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  SOURCE OF FUNDS

           PF

---------- ---------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

---------- ---------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- -------- -------------------------------------------------
                            7  SOLE VOTING POWER

                               305,000
                      -------- -------------------------------------------------
     NUMBER OF              8  SHARED VOTING POWER
       SHARES
    BENEFICIALLY               2,503,297
      OWNED BY
        EACH          -------- -------------------------------------------------
     REPORTING              9  SOLE DISPOSITIVE POWER
       PERSON
        WITH                   305,000
                      -------- -------------------------------------------------
                            10 SHARED DISPOSITIVE POWER

                               2,503,297
---------- ---------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,808,297
---------- ---------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 741917108                   13D                     Page 3 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           6.26%
---------- ---------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 741917108                   13D                     Page 4 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           United Capital Corp.

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  SOURCE OF FUNDS

           WC

---------- ---------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

---------- ---------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- -------- --------------------------------------------------
                           7  SOLE VOTING POWER

                              8,276
                     -------- --------------------------------------------------
     NUMBER OF             8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY               2,495,021
     OWNED BY
       EACH          -------- --------------------------------------------------
     REPORTING             9  SOLE DISPOSITIVE POWER
      PERSON
       WITH                   8,276
                     -------- --------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                              2,495,021
---------- ---------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,808,297
---------- ---------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 741917108                   13D                     Page 5 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           6.26%
---------- ---------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 741917108                   13D                     Page 6 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Metex Mfg. Corporation

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  SOURCE OF FUNDS

           WC

---------- ---------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

---------- ---------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- -------- --------------------------------------------------
                           7  SOLE VOTING POWER

                              2,495,021
                     -------- --------------------------------------------------
     NUMBER OF             8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY               -0-
     OWNED BY
       EACH          -------- --------------------------------------------------
     REPORTING             9  SOLE DISPOSITIVE POWER
      PERSON
       WITH                   2,495,021
                     -------- --------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              -0-
---------- ---------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,808,297
---------- ---------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 741917108                   13D                     Page 7 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           6.26%
---------- ---------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

     This Amendment No. 1 (this "Amendment") to Statement on Schedule 13D (the "Schedule 13D") is being filed on behalf of each of Mr. A. F. Petrocelli; United Capital Corp., a Delaware corporation; and Metex Mfg. Corp., a New York corporation (together, the "Reporting Entities").

     This Amendment relates to the common stock, par value $.01 per share, of Prime Hospitality Corp., a Delaware corporation and is being filed to correct a typographical error in reporting the date of certain purchases of Common Stock by the Reporting Entities within the last 60 days. Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by replacing paragraph (c) thereof and restating it with the following:

     (c) Other than as set forth below, during the last sixty days there have been no transactions in the Common Stock effected by the Reporting Entities. During the last sixty days, Metex has purchased an aggregate of 1,245,000 shares of Common Stock in open market transactions as further described in the following table:

Date of         Nature of       Number of     Average Price
Transaction     Transaction     Shares        Per Share
-----------     -----------     ---------     -------------
4/11/2000       Purchase        250,000       $7.97
4/12/2000       Purchase        230,000       $8.00
4/13/2000       Purchase        765,000       $8.00


                               Page 8 of 10 Pages

     The aggregate purchase price paid by Metex for these shares of Common Stock was $9,953,750.


                               Page 9 of 10 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2000


                                        By: /s/ A. F. Petrocelli
                                            ------------------------------
                                        Name:  A. F. Petrocelli


                                        UNITED CAPITAL CORP.

                                        By: /s/ A. F. Petrocelli
                                            ------------------------------
                                        Name:  A. F. Petrocelli
                                        Title: Chairman, President and
                                               Chief Executive Officer


                                        METEX MFG. CORPORATION

                                        By: /s/ Anthony J. Miceli
                                            ------------------------------
                                        Name:  Anthony J. Miceli
                                        Title: Chief Financial Officer